Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 12, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

The distribution of this announcement, in whole or in part, in, into or from any jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.
N E W S    R E L E A S E
Recommended cash offer for Gallaher Group Plc (“Gallaher”) by
JTI (UK) Management Ltd (a wholly-owned subsidiary of Japan Tobacco Inc.)
Results of Court Meeting and Extraordinary General Meeting
Court Meeting
A Court Meeting was held today, Friday 9 March, at Salters’ Hall, 4 Fore Street, London, EC2Y 5DE at 10:00am to consider and, if thought fit, approve (with or without amendment) the Scheme of Arrangement proposed to be made under section 425 of the Companies Act 1985 between Gallaher and the Scheme Shareholders.
As JTI (UK) is not a ‘Scheme Shareholder’, the voting rights conferred by the 52,824,006 Gallaher ordinary shares held by JTI (UK) were not exercised at the Court Meeting.
The resolution was decided on a poll and the resolution proposed at the Court Meeting was passed.
The number of votes for and against the resolution put before the Court Meeting were as follows:
To approve the proposed Scheme of Arrangement:

			Percentage of		Percentage of
	Number of	Percentage of	issued	Number of	Scheme
	Scheme	Scheme Shares	Scheme	Scheme	Shareholders
	Shares voted	voted (%)	Shares (%)	Shareholders	voting (%)
FOR	347,322,501	98.48	57.48	976	91.9
AGAINST	5,355,064	1.52	0.89	86	8.1
The number of ordinary shares in issue as at 6:00pm on Wednesday 7 March 2007 was 657,113,157.
Extraordinary General Meeting
An Extraordinary General Meeting was held today, Friday 9 March 2007, at Salters’ Hall, 4 Fore Street, London, EC2Y 5DE immediately following the Court Meeting to consider a special resolution for the purpose of giving effect to the Scheme of Arrangement dated 19 January 2007 and to insert a new article 147 into the Company’s articles of association.

The voting rights conferred by the 52,824,006 Gallaher ordinary shares held by JTI (UK) were not exercised at the EGM.
The resolution was decided on a poll and the resolution proposed at the EGM was passed.
The number of votes for and against the resolution put before the EGM were as follows:
Special resolution giving effect to the Scheme and amending articles of association:

	Number of Gallaher	Percentage of Gallaher	Percentage of issued
	shares voted(1)	Shares voted (%)	Gallaher Shares (%)
FOR	348,434,252	97.84	53.03
AGAINST	5,199,288	1.46	0.79
ABSTAIN	2,500,355	0.70	0.38

1.	The ‘FOR’ vote includes those giving the chairman discretion.
The number of ordinary shares in issue as at 6:00pm on Wednesday 7 March 2007 was 657,113,157.
Implementation of the Scheme and the Offer remains subject to the satisfaction or waiver of certain Conditions, which are set out in Part Three of the Scheme Document. These include the Court making an Order sanctioning the Scheme at a Hearing which is expected to take place on 17 April 2007. The Scheme will become effective upon the delivery to the Registrar of Companies of an office copy of the Court Order sanctioning the Scheme and the registration by him of that office copy. This is expected to occur on 18 April 2007. Dealings in Gallaher Shares are expected to be suspended at 5:00pm on 17 April 2007 and cancellation of the listing of Gallaher Shares is expected to occur at 8:00am on 18 April 2007. The dispatch of cheques, or settlement through CREST, in respect of cash consideration due to ordinary shareholders under the Scheme will occur within 14 days after the Effective Date.
UK Listing Authority Viewing Facility
Copies of the resolution passed at the EGM held today and Gallaher’s amended articles of association have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone: +44 (0) 20 7066 1000
Capitalised terms used but not defined in this announcement have the same meaning as in the Scheme Document dated 19 January 2007.
9 March 2007

Enquiries:
Gallaher Group Plc
Claire Jenkins — director, investor relations and group planning
Telephone: +44 (0)1932 372 000
Cardew Group (PR adviser to Gallaher)
Anthony Cardew, Tim Robertson or David Roach
Telephone: +44 (0)20 7930 0777
This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful. The Offer is made solely by means of the Scheme Document and the accompanying scheme documentation, which contain the full terms and conditions of the Offer.
Dresdner Kleinwort, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Dresdner Kleinwort, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Greenhill, which is authorised and regulated by the Financial Services Authority, is acting for Gallaher and for no-one else in connection with the transaction and will not be responsible to anyone other than Gallaher for providing the protections afforded to customers of Greenhill, or for affording advice in relation to the contents of this announcement or any matters referred to herein.
Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Gallaher in connection with the Offer and is not acting for any other person in relation to the Offer and will not be responsible to anyone other than Gallaher for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Offer or any other matters referred to in this announcement.
Merrill Lynch is acting exclusively for JT and JTI (UK) in connection with the Offer and no-one else and will not be responsible to anyone other than JT and JTI(UK) for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this announcement.

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Jacky Stockman
Name: Jacky Stockman
Date: March 12, 2007		Title: Programme Manager, investor relations